Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

August 3, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jennifer Gowetski

Re:	American Realty Capital Daily Net Asset Value Trust, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed August 3, 2011
File No. 333-169821

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 21, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on October 8, 2010 (No. 333-169821) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 6, 2010, Amendment No. 2 to the Registration Statement filed by the Company with the Commission on February 7, 2011, Amendment No. 3 to the Registration Statement filed by the Company with the Commission on May 13, 2011 and Amendment No. 4 to the Registration Statement filed by the Company with the Commission on June 9, 2011.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 5 to the Registration Statement (“Amendment No. 5”).  Amendment No. 5 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 5.  All page number references in the Company’s responses are to page numbers in Amendment No. 5.

General

1.
We note you changed your name to American Realty Capital Daily Net Asset Value Trust, Inc. and your cover page disclosure that, until the date that the escrow agent has released investors’ funds upon the raising of the minimum offering amount and you have acquired your first property, your per share purchase price will be fixed.  Please clarify how long you expect it will take to reach the minimum and acquire your first property.  In addition, please revise your disclosure on page 4 to clarify that until the end of the escrow period and the acquisition of the first property, the initial price will be fixed.

August 3, 2011

The Company anticipates that it will take approximately two to three months to reach the minimum offering amount of $2,000,000, and that it will acquire its first property at or around the time that the minimum offering amount is reached.  The disclosure on page 4 has been revised as requested.

2.
We note your statement on page 5 that your published NAV may not fully reflect the economic impact of certain extraordinary events on your portfolio because you may not be able to fully reflect the economic impact of certain extraordinary events on your portfolio.  Please tell us how what steps you intend to take if you believe that your published NAV may not fully reflect the economic impact of certain extraordinary events.

If the Company’s advisor or independent valuer determines that an extraordinary event has occurred which would materially change the estimated value of the Company’s portfolio, the Company will announce the occurrence of such extraordinary event and the advisor and independent valuer will analyze and quantify the economic impact of such event to determine the appropriate adjustment to be made to NAV.  However, the Company will not make any retroactive adjustments to NAV.

3.
We note your disclosure on page that, as of September 30, 2010, the advisor has paid no organizational and offering expenses on your behalf.  Please update this disclosure and clarify whether any amounts have been accrued.

The disclosure has been revised as requested.

Prior Performance Summary, page 140

4.
We note your response to comment 2 of our comment letter dated June 3, 2011 and re-issue the comment in part.  On page 148, please quantify the fees waived by ARCT’s affiliated advisor and property manager.

The disclosure has been revised as requested.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.